UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                              FORM 10-SB/A-3

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS


                            ASYST CORPORATION
                            -----------------
           (Name of Small Business Issuer as specified in its charter)

              UTAH                                       87-0416131
              ----                                       ----------
(State or other jurisdiction of              (IRS Employer Identification No.)
incorporation or organization)

6170 South 380 West, #225, Murray, UT                      84107
-------------------------------------                      -----
(Address of principal executive offices)                 (Zip Code)

               Issuer's Telephone number: ( 801 ) 263-1661

Securities registered pursuant to Section 12(b) of the Exchange Act:

                                 None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                   $0.001 par value common voting stock

DOCUMENTS INCORPORATED BY REFERENCE:  See Part III, Item 1 of this Report.

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

                              PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     ASyst Corporation ("ASyst, "the "Company," "we," "our" "us" or similar words) was organized as a Utah corporation on August 27, 1984, under the name "Ad Systems, Inc."

     We were organized to engage in the electronics and software industries and to manufacture, hold, purchase or otherwise acquire, buy and sell at retail and wholesale and to generally deal in articles in the electronics and software industries, and all other articles of merchandise of a kindred nature, including all articles commonly supplied by or dealt in by businesses engaged in the electronics and software industry.

     From our inception in 1984 until 1995, the Company was involved in the development and marketing of an electronic product used to insert local advertising spots on cable television transmissions. These operations and assets were sold for cash in 1995, including the name, "Ad Systems," and all related liabilities were assumed by the purchaser.

     Management began the development of a spread spectrum relemetry radio system used to remotely monitor and control radio operated equipment applications of various kinds following the sale of the Ad-Systems, and continued these operations until 1998, when they were sold to World Wireless Communications ("World Wireless") in exchange for 60,000 shares of World Wireless common stock in May of 1998.

     The Company has had no business operation since that time.

     Pursuant to a proxy statement (the "Proxy Statement") forwarded by ASyst to our stockholders in connection with a special meeting of our stockholders duly called and held on May 7, 1998, stockholders voted to (i) effect a 500 for one reverse split of the Company's outstanding common stock, with fractional shares to be purchased for $1.00; to (ii) change the Company's authorized capitalization to 10,000,000 shares of common stock and 2,000,000 shares of preferred stock; and to (iii) adopt the Asset Purchase Agreement with World Wireless.

     Then, by unanimous written consent of the Board of Directors and the majority stockholders of the Company in December, 1998, the Company adopted, ratified and approved action to: (i) reinstate the number of pre-split outstanding shares of ASyst at May 6, 1998; (ii) first effect a five for one forward split of our outstanding common stock, and then effect the 500 for one reverse split of our common stock, that together would have the net effect of a 100 for one reverse split of the Company's outstanding common stock; and
(iv) to change our capitalization to 50,000,000 shares of common stock and 2,000,000 shares of preferred stock, all retroactive to May 6, 1998. This action was taken because the administrative costs and expenses of purchasing the fractional shares and distributing the funds required to be paid to holders of fractional shares, estimated at $37,500, was approximately 10 times the amount that the Company was actually required to pay to the holders of fractional shares. The cost was determined to be prohibitive.

     Following this action, in October, 2000, it was determined that the Company was not authorized to take stockholder action without a meeting of stockholders and by the consent of our stockholders in accordance with the provisions of the Utah Revised Business Corporation Act, and that even if this action had been properly authorized, the retroactive forward split would have increased the outstanding securities of the Company to 249,997,050, which was an amount that was far in excess of our authorized capital.

     The Company then determined an inexpensive method of paying holders of fractional shares in accordance with the resolutions of stockholders adopted at the Company's special meeting of stockholders held on May 7, 1998, and all action taken at that meeting was reinstated, with the result being that the

Company's current capitalization consists of 10,000,000 shares of common stock, par value $0.001 per share, of which 449,107 shares are issued and outstanding, held by approximately 688 stockholders; and 2,000,000 shares of preferred stock, $0.001 par value per share, of which no shares are outstanding.

     In July, 2001, all fractional stockholders that resulted from the 500 for one reverse split effected on May 7, 1998, amounting to 2,730 stockholders, were paid $1.00 for each fractional share, and the number of stockholders of the Company were reduced by that amount. See the heading "Holders," Part II,
Item 1.

     All of the foregoing is reflected retroactively in all annual and quarterly financial statements of the Company and all computations contained in this report.

Business.
---------

     The Company has had no material business operations since 1998.

     Management intends to consider guidelines of industries in which the Company may have an interest; (ii) adopt a business plan regarding engaging in business in any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

     The Company is unable to predict the time as to when and if we may actually participate in any specific business endeavor, and will be unable to do so until we determines the particular industries of interest to the Company.

Effects of Existing or Probable Governmental Regulations.
---------------------------------------------------------

     Penny Stock.
     ------------

     Our common stock is "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

          with a price of less than five dollars per share;

          that are not traded on a "recognized" national exchange;

          whose prices are not quoted on the NASDAQ automated quotation system; or

          in issuers with net tangible assets less than $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if in continuous operation for less than three years, or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before making any transaction in a penny stock for the investor's account. You are urged to obtain and read this disclosure carefully before purchasing any of our shares.

     Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in these stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to:

          get information about the investor's financial situation, investment experience and investment goals;

          reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor can evaluate the risks of penny stock transactions;

          provide the investor with a written statement setting forth the basis on which the broker/dealer made his or her determination; and

          receive a signed and dated copy of the statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment goals.

     Compliance with these requirements may make it harder for our stockholders to resell their shares.

     Reporting Obligations.
     ----------------------

     Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide our stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     The Company is also required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities Exchange Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

     Small Business Issuer.
     ----------------------

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. The Company is deemed to be a "small business issuer."

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.

Number of Employees.
--------------------

     None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company had no material operations during the fiscal years ended July 31, 2000 or 1999, or from May, 1998, when its principal assets were sold to World Wireless.

     The Company's plan of operation for the next 12 months is to:(i) consider guidelines of industries in which the Company may have an interest; to (ii) adopt a business plan regarding engaging in business in any selected industry; and to (iii) commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

     The Company's only foreseeable cash requirements during the next 12 months will relate to maintaining the Company in good standing in the State of Utah. Management does not anticipate that the Company will have to raise additional funds during the next 12 months. Michael Vardakis, a principal stockholder, director and executive officer has agreed to pay all expenses to maintain the Company in good standing and those expenses related to keeping our required filings with the Securities and Exchange Commission current through June 30, 2002. See Part II, Item 7, and Exhibit 10.i, Part III, Item 1.

     Our financial statements have been prepared assuming that we will continue as a going concern. As discussed in Note 4 of our financial statements, the Company has reported no revenues from operations which raises substantial doubt about our ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations.
----------------------

October 31, 1999.
-----------------

     Asyst has had no material business operations for over two fiscal years. We had an realized gain on disposal of investments of $68,407 for the quarter ended October 31, 1999; and a loss of ($17,127) for the quarter ended October 31, 1999. Virtually all of the losses in fiscal 1999 were related to expenses paid by the Company for attorney's fees, accounting fees and filing fees to maintain the Company in good standing.

July 31, 1999.
--------------

     For the fiscal year ended July 31, 1999, the Company had no revenues, with $10,510 in operating expenses, $7,650 in interest expense and $93,750 in unrealized loss on securities, for a net loss of ($111,910).

Liquidity.
----------

October 31, 1999.
-----------------

     As of October 31, 1999, we have no cash, with $5,986 in current liabilities.

July 31, 1999.
--------------

     As of July 31, 1999, we had no cash, with $78,859 in current liabilities. Expenses of $17,768 and $363 were advanced by a principal stockholder during fiscal 2000 and 1999, and are reflected as current liabilities on the Company's balance sheet, along with an amount of $10,000 that was previously loaned by this stockholder to the Company.

     During fiscal 2000, the Company received net proceeds of $53,407 from the sale of marketable securities by the cancellation of debt.

Item 3.   Description of Property.
----------------------------------

     The Company has no properties or facilities; our principal executive offices are provided by our President, Bob Hall, at no cost.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------

     The following tables set forth the share holdings of our directors and executive officers and those persons who own more than five percent of our common stock as of the date of the report:

                     DIRECTORS AND EXECUTIVE OFFICERS
                     --------------------------------



                                         Number of Shares        Percent
Name and Address                        Beneficially Owned       of Class*
----------------                        ------------------       --------
Bob Hall                                     22,822                 5%
5435 Dunbarton Dr
Salt Lake City, UT 84117

Michael Vardakis                            250,000                56%
234 7th Ave.
Salt Lake City, UT 84103

Matthew C. Lords                              -0-
2002 South Laurelhurst Dr.
Salt Lake City, Utah 84108

Officers and Directors                       22,822                61%
as a group (three)

                         FIVE PERCENT STOCKHOLDERS
                         -------------------------


                                         Number of Shares         Percent
Name and Address                        Beneficially Owned       of Class
----------------                        ------------------       --------
Bob Hall                                      22,822                5.1%
5435 Dunbarton Dr
Salt Lake City, UT 84117

Gerald A. VanMondfrans                        22,822                5.1%
2944 E. Mandcrest Ct.
Salt Lake City, UT 84121

Michael Vardakis                             250,000               55.6%
234 7th Ave.
Salt Lake City, UT 84103
                                7

Terry Pantelakis                              44,000                9.7%
3000 Connor #31
Salt Lake City, Utah 84109

Angelo Vardakis                               44,000                9.7%
626 E. 1300 South
Salt Lake City, Utah 84105

Changes in Control.
-------------------

     There is no existing arrangement which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

     The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

                                                      Date of
                                  Positions         Election or      Date of
  Name                    Age       Held            Designation    Resignation
  ----                    ---       ----            -----------    -----------
Bob Hall                  66       President         08/24/88           *
5435 Dunbarton Dr.                 Director          08/24/88           *
Salt Lake City, UT 84117

Michael Vardakis          37       Secretary         08/09/01           *
234 7th Ave.                       Treasurer         08/28/01           *
Salt Lake City, UT 84103           Director          08/09/01           *

Matthew C. Lords          37       Director          08/28/01           *
2002 South Laurelhurst Dr.
Salt Lake City, Utah 84108

Philip A. Bunker          47       Secretary         05/07/98        08/09/01
2441 South 3850 West               Director          05/07/98        08/09/01
West Valley, UT 84120

David D. Singer           50       Treasurer         05/07/98        08/28/01
2441 South 3850 West               Director          05/07/98        08/28/01
West Valley, UT 84120

Business Experience.
--------------------

     Bob Hall, President and a director, was a founder of the Company and has served as an executive officer, director and an employee since our inception. From 1984 to 1986, he was employed by the Company on a part-time basis and served as our Vice President. In 1986, he was elected President and acted as a full time employee of the Company until we terminated active business operations in 1995. From 1982 to 1984, Mr. Hall was employed as marketing director of a subsidiary of Texscan Corporation, a publicly held corporation engaged in the manufacture of specialized instruments and other equipment for the cable television industry. Prior to that time, Mr. Hall was employed by Hercules, Inc., Litton Industries, KDI Corporation, Corn Tel, Inc. and Video Data Systems in various positions involving technical operations and marketing in the electromechanical equipment industry. Mr. Hall graduated from the University of Utah in 1961 with a degree in Electrical Engineering. Since the sale of the Company's assets in 1995, Mr. Hall has been employed by Cable Services Technology, Inc., dba Sky Connect, and has continued as President and a director of the Company.

     Michael Vardakis, age 36, has served as Secretary and a director of the Company since August 9, 2001, and our Treasurer since August 28, 2001. Since 1991, he has been employed as a salesman, and served as the Secretary, for AAA Jewelry & Loan, Inc. ("AAA Jewelry & Loan"), of Salt Lake City, Utah, a closely-held pawn brokerage business managed and co-owned by Terry S. Pantelakis, Mr. Vardakis' father-in-law. Since 1994, Mr. Vardakis has served as an executive officer, a director and a controlling shareholder of Michael Angelo Jewelers, Inc. ("Michael Angelo Jewelers"), Salt Lake City, Utah, a closely-held retail jewelry business that he founded together with Angelo Vardakis, his brother. He has been a manager and a 50% owner of M.N.V. Holdings, LLC, Salt Lake City, Utah, a real estate holding company; since July, 1997, Mr. Vardakis has served as President and a director of Pawnbrokers Exchange, Inc., a "reporting issuer" under the Exchange Act; and since November, 1997, Mr. Vardakis has been a manager and a member of M.H.A., LLC, Salt Lake City, Utah, a closely-held investment company co-owned together with his brother, Angelo Vardakis, among others. Since June 1996, Mr. Vardakis has served as a director and a controlling shareholder of TMV Holdings, Inc. ("TMV Holdings"), Sparks, Nevada, an investment company that he co-owns with Vincent Lombardi. He has also been a manager and a member of two Salt Lake City, Utah, real estate holding companies, V Financial, LLC, and BNO, LLC, since December 1999 and January 1997, respectively. He attended the University of Utah, Salt Lake City, Utah, from 1983 through 1984.

     Matthew C. Lords, age 37, has served as a director since August 28, 2001. He has been manager of Mike's Pawn in Salt Lake City, Utah, for the last 10 years. He graduated in 1991 from the University of Utah with a Bachelor of Arts in Political Science.

Family Relationships.
---------------------

     There are no family relationships between any of the directors or executive officers of the Company or any person beneficially owning or controlling more than 5% of our outstanding common shares, with the exception of Michael and Angelo Vardakis who are brothers.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

          1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or with two years prior to that time;

          2) Had any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

          4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed suspended or vacated.

Item 6. Executive Compensation.
-------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Bob Hall
President,   7/31/00    0     0     0     0      0     0   0
Director     7/31/99    0     0     0     0      0     0   0

Michael
Vardakis,    7/31/00    0     0     0     0      0     0   0
Secretary/
Treasurer


                                10

Matthew C.
Lords,       7/31/00    0     0     0     0      0     0   0
Director

Phillip
Bunker,      7/31/00    0     0     0     0      0     0   0
Secretary    7/31/99    0     0     0     0      0     0   0

David D.
Singer,      7/31/00    0     0     0     0      0     0   0
Treasurer    7/31/99    0     0     0     0      0     0   0


     The Company currently is not now paying, and has not during the past three years, paid any compensation to officers, directors or executive officers for service in these capacities. We do not have any pension, profit-sharing, stock bonus or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

     On May 18, 1999 the Board of Directors unanimously adopted a written compensatory agreement under which we agreed to issue 250,000 shares of common stock of the Company to Michael Vardakis as compensation for non-capital raising services rendered to the Company and cash provided by him for the benefit of the Company between February, 1997, and May, 1999. Pursuant to this written compensation agreement, Mr. Vardakis, ascertained the Company's status with the State of Utah and paid all expenses to required to bring us into good standing in Utah, assembled and organized the Company's books and records, retained and paid all fees related to obtaining the legal services and auditing services necessary to prepare and file the Company's 10-SB Registration Statement, participated in negotiating transactions to terminate the Company's prior business activities and eliminate related debt, and assisted in the performance of the miscellaneous services required to prepare the Company to change our business direction. These services and cash payments, identified by a schedule attached to the written compensation agreement, were valued by the Board at a sum in excess of the par value of the shares issued on the basis that the cash and monetary obligations incurred by Mr. Vardakis on behalf of the Company exceeded $9,000 at that time, and that his time should be compensated at a rate of not less than $25.00 per hour. These shares were issued in reliance on the exemption from registration provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder.

     In September, 1999, the Company agreed to assign all of our right, title and interest in the 60,000 shares of World Wireless shares that we acquired from World Wireless in consideration of Mr. Vardakis paying World Wireless the debt owed to World Wireless by the Company in the amount of $65,000 and the cancellation of a note payable to Mr. Vardakis in the amount of $75,000 as outlined in Note 5 of the financial statements of the Company that accompany this report.

     On or about February 2, 2000, the Company and Mr. Vardakis entered into an Agreement pursuant to which Mr. Vardakis, a principal stockholder of the Company, agreed to pay on behalf of the Company various expenses from January 1, 2000, until June 30, 2002, including the following: Utah State corporate and franchise taxes; all expenses necessary to maintain adequate business accounts of the Company and to comply with the reporting requirements of the Company on a quarterly and annual basis; fees of required independent auditors; fees of required attorneys; and such other expenses as may be required to maintain the Company in good standing. See Exhibit 10.i, Part III, Item 1.

     The parties agreed that the payment by Mr. Vardakis of the foregoing expenses was further consideration for that certain written compensation agreement that was entered into between the Company and Mr. Vardakis on or about May 18, 1999.

     Mr. Vardakis continues to advance payments for expenses of the Company, which are shown as current liabilities of the Company on our balance sheet in the financial statements that accompany this report. Therefore, Mr. Vardakis may be deemed to be a promoter of the Company.

Item 8.  Description of Securities.
-----------------------------------

     The aggregate number of shares which the Company shall be authorized to issue is 10,000,000 shares of non-assessable voting common stock having par value of $0.001.

     The capital stock of the Company shall be issued as fully paid and non-assessable. The shareholders shall not be liable for the debts, obligations or liabilities of this Company.

     Holders of common shares have no pre-emptive right to acquire any unissued shares of the corporation. At meetings of the shareholders, a majority of the shares entitled to vote, represented in person or by proxy, constitute a quorum and, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote shall constitute the act of the shareholders. Any dividends paid on common shares of the corporation shall be paid pro rata to the number of common shares outstanding. Upon dissolution of the corporation, our assets after payment of all claims, shall be distributed to the holders of common shares pro rata.

     The Company also has 2,000,000 shares of $0.001 par value preferred stock authorized to be issued with no shares outstanding. The rights, privileges and preferences of the preferred stock shall be set by the Board of Directors by a Certificate of Designation and an amendment to the Articles of Incorporation of the Company.

                                 PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and other Shareholder Matters.
-------------------------------------

Market Information.
-------------------

     There has never been any established "public market" for shares of common stock of ASyst. At the present time, there is no public trading market for the Company's common stock. Management does not expect any public market to develop unless and until we adopt a business plan. In any event, no assurance can be given that any market for ASyst's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management and others may have a substantial adverse impact on any such public market; and, all outstanding "restricted securities" of the Company have already satisfied the holding period requirements of Rule 144.

Recent Sales of Unregistered Securities.
----------------------------------------

     See Part II, Item 4, below.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this report was approximately 688.

Dividends.
----------

     We have not declared any cash dividends on our common stock, and do not intend to declare dividends in the foreseeable future. Management intends to use all available funds for the development of the business in which it determines to engage; however, here are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our common stock, if and when determined by the Board of Directors.

Item 2. Legal Proceedings.
--------------------------

     The Company is not a party to any pending legal proceeding and, to the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of our common stock is a party adverse to us or has a material interest adverse to we in any proceeding.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

     There are have been no changes in the independent accountants of the Company during the past two fiscal years or any disagreements with independent accountants on accounting and financial disclosure.

Item 4. Recent Sales of Unregistered Securities.
------------------------------------------------


Name of Person      Date      Number of Shares    Consideration
--------------          ----        ----------------    -------------
Michael Vardakis        5/98             250,000           $10,750 (1)
World Wireless          6/98             100,000               (2)

                (1) These securities were issued in cancellation of debt in this amount and for non-capital raising services rendered pursuant to a written compensation agreement that was previously filed as Exhibit 2(ii) to the Company's 10-SB Registration Statement, as amended, and which is incorporated herein. See Part III, Item 1.

                (2) Issued in connection with an Asset Purchase Agreement as described in Note 5 of the Company's financial statements that accompany this report.

     These securities were issued in reliance upon the exemption for private offerings of securities contained in Section 4(2) of the Securities Act, as Mr. Vardakis and World Wireless came within the definitions of an "accredited investor" contained in Regulation D of the Securities and Exchange Commission, or "sophisticated investor," and had prior access to all material information regarding the Company before the issuance of these securities.

Item 5. Indemnification of Directors and Officers.
--------------------------------------------------

     The Company's Articles of Incorporation contain no provisions regarding indemnification of officers and directors, However, Section VIII of the Company's By-laws provide that no officer or director shall be personally liable for, and shall be indemnified by the corporation for any claims, judgments and liabilities to which such person shall become subject by reason of his having been a director or officer of the corporation, or by reason of any action alleged to have been taken or omitted to have been taken by him as such director or officer, except that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The Corporation, our directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.

                                   PART F/S

                            Asyst Corporation
                         Condensed Balance Sheet
                               (Unaudited)

                                  ASSETS

                                              October 31,
                                                 1999
Current Assets                                $      -0-

    Total Current Assets                             -0-

TOTAL ASSETS                                  $      -0-

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities

Accounts payable                              $    5,931
Shareholder loan                                      55
Note payable                                         -0-

Total Current Liabilities                          5,986

Stockholders' Deficit

Common stock                                         449
Additional paid in capital                       298,493
Accumulated deficit                             (304,928)

    Total Stockholders' Deficit                   (5,986)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT
                                               $     -0-

                           See accompanying notes

                              Asyst Corporation
                    Condensed Statements of Operations
                               (Unaudited)

                                 For the Three       For the Three
                                 Months Ended        Months Ended
                                 October 31, 1999    October 31, 1998

Revenues                         $       -0-         $      -0-

Operating expense                       2,127              2,581

Operating loss                         (2,127)            (2,581)

Realized gain on disposal of
  investments                          68,407

Interest expense                          -0-             (1,044)

Net income (loss)                      66,280             (3,625)

Other Comprehensive income(loss)

  Unrealized holding loss
  during period                       (15,000)           (68,211)

  Reclassification adjustment
  for realized gain                   (68,407)

Total comprehensive income
  (loss)                         $    (17,127)       $   (71,836)

Net Income (loss) per Share      $       0.15        $     (0.02)

Weighted Average Number of
Shares Outstanding                    449,107            199,107

                              See accompanying notes

                            Asyst Corporation
                   Condensed Statements of Cash Flows
                               (Unaudited)

                                        For the Three     For the Three
                                        Months Ended      Months Ended
                                      October 31, 1999    October 31, 1998
Cash Flows Used for Operating
Activities:

Net Income (Loss)                      $     66,280         $    (3,625)

Adjustments to reconcile
net loss to net cash used
for operating activities:

Gain on disposal of investments             (68,407)

Increase (decrease) in current liabilities    2,127               3,233

Net Cash Flows Used for Operating Activities    -0-                (392)

Net Increase (Decrease) in Cash                 -0-                (392)

Beginning Cash Balance                          -0-                 392
Ending Cash Balance                    $        -0-          $      -0-

Supplemental disclosure:

Investment of $90,000 was disposed of as settlement of debt on September 30, 1999.

                                See accompanying notes

                            Asyst Corporation
                 Notes to Condensed Financial Statements
                            October 31, 1999

PRELIMINARY NOTE

The accompanying condensed consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-SB for the year ended July 31, 1999.

NOTE PAYABLE/RELATED PARTY TRANSACTION

In September of 1999, Vardakis paid a note payable on behalf of the Company in full in exchange for assignment to him of the Company's investment in marketable securities (60,000 World Wireless common shares). A summary of the transaction is detailed below:

Book value of securities 7/31/99              90,000
Note payable balance settled                 (65,000)
Shareholder loan balance settled             (10,000)
Unrealized gain recorded in prior periods    (83,407)

Realized gain on disposal of securities      (68,407)

                        ASYST CORPORATION
      Financial Statements and Independent Auditors' Report
                          July 31, 1999

                        ASYST CORPORATION

                        TABLE OF CONTENTS
                                                            Page
Independent Auditors' Report                                  1

Balance Sheet -- July 31, 1999                                2

Statement of Operations for the Years Ended July 31, 1999 and
1998                                                          3

Statement of Stockholders' Equity for the Years Ended July
31, 1999 and 1998                                             4

Statement of Cash Flows for the Years Ended July 31, 1999 and
1998                                                          5

Notes to Financial Statements                               6 - 9

                   INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
ASYST CORPORATION

We have audited the accompanying balance sheet of Asyst Corporation as of July 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the years ended July 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asyst Corporation as of July 31, 1999, and the results of our operations and our cash flows for the years ended July 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Asyst Corporation will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has reported no revenues from operations which raises substantial doubt about the ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   /S/Mantyla McReynolds
                                   Mantyla McReynolds


Salt Lake City, Utah
September 18, 1999, except for Note 6 which is dated May 16, 2001.

                        ASYST CORPORATION
                          Balance Sheet
                          July 31, 1999

                              ASSETS
Current Assets
  Marketable Securities available for sale-
  Notes 1&5                                                 $  90,000
                       Total Current Assets                    90,000

                           TOTAL ASSETS                     $  90,000

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                          $   3,859
  Shareholder Loan - Note 2                                    10,000
  Note Payable - Note 5                                        65,000
                    Total Current Liabilities                  78,859

Stockholders' Equity
  Preferred Stock   2,000,000 shares authorized
   having a par value of $.001; no shares issued and
   outstanding
  Capital Stock -- 10,000,000 shares authorized
  having a par value of $.001 per share; 449,107 shares
  issued and outstanding                                          449
  Additional Paid-in Capital                                  298,493
  Accumulated Deficit                                        (371,208)
  Accumulated comprehensive income                             83,407
                    Total Stockholders' Equity                 11,141

             TOTAL LIABILITIES & STOCKHOLDERS' EQUITY       $   90000

         See accompanying notes to financial statements.

                        ASYST CORPORATION
                     Statement of Operations
            For the Years Ended July 31, 1999 and 1998
                                    July 31, 1999       July 31, 1998
Revenues                                         -0-               -0-


Operating Expenses                            10,510            35,697

                          Operating Loss     (10,510)          (35,697)

Other Income

  Interest Income                                                   41
  Interest Expense                            (7,650)             (920)

                Net Loss Before Income Taxes (18,160)          (36,576)

Current Year Provision for Income Taxes                            248

Net Loss                                     (18,160)          (36,824)

Other Comprehensive Income

   Unrealized gain(loss) on securities
     (net of tax)                            (93,750)          177,157

Total Comprehensive Income (Loss)           (111,910)          140,333

Net Loss per Share                         $   (0.07)        $   (0.16)

Weighted Average Shares Outstanding          249,792           114,175

         See accompanying notes to financial statements.

                        ASYST CORPORATION
                Statement of Stockholders' Equity
            For the Years Ended July 31, 1999 and 1998
                              Additional              Unreal       Net
                Common Common  Paid-in   Accumulated Gain/Loss Stockholders'
                shares  Stock  Capital      Deficit  Securities    Equity
Balance,
July 31, 1997  50,000,000 $50,000 $240,822 $(316,224) $         $ (25,402)

500 for 1
Reverse
split May
7, 1998       (49,900,893)(49,901)  47,171                         (2,730)

Issued
100,000
shares for
loan
origination
fee               100,000     100                                     100

unrealized
gain on
marketable
securities                                             177,157    177,157

Net Loss
for the
year ended
July 31, 1998                                (36,824)             (36,824)

Balance,
July 31, 1998     199,107     199   287,993 (353,048)  177,157    112,301

Issued
250,000
shares for
fees and
debt May
18, 1999          250,000     250    10,500                        10,750

Unrealized
loss on
marketable
securities                                             (93,750)   (93,750)

Net Loss
for the
year ended
July 31, 1999                                 (18,160)            (18,160)

Balance,
July 31, 1999     449,107     449  298,493   (371,208)  83,407     11,141

         See accompanying notes to financial statements.

                        ASYST CORPORATION
                     Statement of Cash Flows
            For the Years Ended July 31, 1999 and 1998
                                           July 31, 1999  July 31, 1998
Cash Flows Provided by/(Used for) Operating
Activities

Net Loss                                     $(18,160)     $(26,824)
Adjustments to reconcile net income to net
cash provided by operating activities:
    Depreciation                                  -0-         4,395
    Issued stock for expenses                  10,750           100
    Decrease in trade payables                    -0-        (1,458)
    Increase (decrease) in interest payable      (920)          920

        Net Cash Used for Operating Activities (8,330)      (32,867)

Cash Flows Provided by/(Used for) Financing
Activities






    Increase in loans payable                   7,938        29,793
                   Net Decrease in Cash          (392)       (3,074)

Beginning Cash Balance                            392         3,466

Ending Cash Balance                           $   -0-       $   392

Supplemental Disclosure of Cash Flow
Information

  Cash paid during the year for interest      $   -0-       $   -0-
  Cash paid during the year for
  franchise/income taxes                      $   -0-       $   248

         See accompanying notes to financial statements.

                        ASYST CORPORAITON
                  Notes to Financial Statements
                          July 31, 1999

NOTE 1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The accounting and reporting policies of the Company conform with generally accepted accounting principles. The following information summarizes the organization and significant accounting policies of the Company.

          Organization

          Asyst Corporation [formerly known as Ad Systems, Inc.] incorporated under the laws of the State of Utah on August 27, 1984. Effective March 31, 1995, the Corporation sold all of the its assets [net of related liabilities], including the right to use the name Ad Systems, Inc., to a Colorado-based company. Ad Systems, Inc. filed Articles of Amendment with the Utah Division of Corporations and Commercial Code officially changing its name to Asyst Corporation on July 6, 1995.

          Asyst Corporation developed/acquired additional assets over the next couple of years but in May of 1998, exchanged these assets and technology rights for 60,000 shares of stock in World Wireless Communications, Inc. [WWC], see Note 5.

          Property and Equipment

          Property and equipment are carried at cost and depreciated using accelerated methods for book and tax purposes, over the useful lives of the related assets. In May of 1998, the Company sold all property and equipment as part of an asset purchase. (See Note 5)

          Income Taxes

          Effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes, which is effective for fiscal years beginning after December 15, 1992. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

                        ASYST CORPORAITON
                  Notes to Financial Statements
                          July 31, 1999

NOTE 1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          [continued]

          Net Loss Per Common Share

          Net loss per common share is based on the weighted-average number of shares outstanding [650,685 shares as of 7/31/99].

          Statement of Cash Flows

          For purposes of the statement of cash flows, the Company considers cash on deposit in the bank to be cash. The Company reports a cash balance of $-0- at July 31, 1999.

          Marketable Securities

          Marketable securities are available for sale and are reported in the balance sheet at fair value. The fair market value of these securities as of July 31, 1999 is approximately $1.50 per share. The original cost was $6,593 or $0.11 per share. Unrealized gains and losses are reported as a separate component of stockholders' equity. Realized gains or losses will be included in income in the period they are realized.

          Use of Estimates in Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2    PAYABLE TO SHAREHOLDERS

          The Company has recorded a liability to a shareholder for expenses incurred on behalf of the company. Expenses incurred in the current year were $17,768 and $363 in the prior year. The balance due to this shareholder at July 31, 1999 was $10,000. Shareholder loans are unsecured, non-interest bearing and payable on demand.

                        ASYST CORPORAITON
                  Notes to Financial Statements
                          July 31, 1999

NOTE 3    PROPERTY AND EQUIPMENT

          Property and equipment were disposed of during the year ended July 31, 1998. Depreciation expense for the years ended July 31, 1999 and 1998 was $0 and $4,395, respectively.

NOTE 4    GOING CONCERN

          The Company has reported no revenues from operations for the years ended July 31, 1999 and 1998 and has sold its technology. The Company's ability to achieve a level of profitable operations may impact the Company's ability to continue as a going concern as it is presently organized and operated. Resolution of this issue is dependent on the realization of management's plans. Management is currently seeking a well-capitalized merger candidate in order to commence operations.

NOTE 5    SALE OF ASSETS/NOTE PAYABLE

          In May of 1998, the Company exchanged its assets for 60,000 shares (less than 1% of outstanding shares) of stock in World Wireless Communications, Inc. [WWC]. These shares are restricted and were not tradable until May or June of 1999. The market price per share of WWC was $1.50 as of July 31, 1999.

          In connection with the sale of assets, the Company executed a note payable to WWC for $66,429.50. The note bears interest at 10% and is due September 30, 1999. As consideration WWC paid cash and issued stock to settle liabilities on behalf of the Company. The principal balance was reduced to $65,000 when an extension payment was made in July, 1999.

NOTE 6    STOCK TRANSACTIONS

          On May 7, 1998, the shareholders of the Company approved the reduction of authorized common shares from 50,000,000 to 10,000,000 shares; authorized 2,000,000 shares of preferred stock; and authorized a 500 for one reverse split of the then outstanding common shares of the Company. This split did not affect the par value of common stock which remains at $.001. The Board of Directors authorized and directed the officers of the Company to file articles of amendment to the Articles of Incorporation. The Amendment was filed with the Utah Department of Commerce on June 4, 1998. All disclosures have been restated to reflect this retroactive adjustment.

                        ASYST CORPORAITON
                  Notes to Financial Statements
                          July 31, 1999

NOTE 6    STOCK TRANSACTIONS[continued]

          The Company then authorized and directed the issuance of 100,000 post-split common shares to World Wireless Communications, Inc., in connection with the note payable transaction referenced in Note 5, effective June 6, 1998.

          On May 18, 1999, the Company authorized the issuance of 250,000 shares of common stock to a shareholder as consideration for services and in settlement of debts paid by the shareholder on behalf of the Company.

NOTE 7    INCOME TAXES

          The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes, as of August 1, 1993. The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 1999 are summarized below.

           Description                           Balance     Tax     Rate
          Loss carryforward(expires through
          2014)                                 $(352,190) $119,745  34%
          Unrealized gain on marketable
          securities                               83,407   (28,358) 34%
          Valuation allowance                               (91,387)
                Deferred tax asset                         $      0

          A valuation allowance is required if it is more likely than not that some or all of the net deferred tax asset will not be realized. An allowance of $91,387, up $38,098 from $53,289 as of July 31, 1998, has been measured against the entire net deferred asset balance based on the current financial position of the Company and the uncertainties discussed in Note 4.

                                  PART III

Item  1.  Index to Exhibits

Exhibit No.     Exhibit Description
-----------     -------------------
     2.i        Purchase Agreement
     2.ii       Written Compensation Agreement
     3.i        Articles of Incorporation
     3.ii       Articles of Amendment of Articles of Incorporation of Asyst,
                Inc.
     3.iii      By-laws
    10.i        Agreement to Pay Expenses
    99.i        Supplemental Representation letter of Mantyla McReynolds, CPA
    99.ii       Supplemental Representation letter of the Registrant

                           SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ASYST CORPORATION


Date: 9/12/2001                            By:/s/Bob Hall
     -----------------                        ----------------------------
                                              Bob Hall, President


Date: 9/12/2001                            By:/s/Michael Vardakis
     -----------------                        ----------------------------
                                              Michael Vardakis, Secretary/
                                              Treasurer

Date: 9/12/01                              By:/s/Matthew C. Lords
     -----------------                        ----------------------------
                                              Matthew C. Lords, Director